Exhibit 99.1

DESIGNATED NEWS RELEASE

GOLD ROYALTY Announces ACQUISITION OF ROYALTIES ON

PRODUCING ASSETS FROM NEVADA GOLD MINES;

Welcomes Nevada gold Mines as Major SHAREHOLDER

Vancouver, British Columbia – September 1, 2022 – Gold Royalty Corp. (“Gold Royalty” or the “Company”) (NYSE American: GROY) is pleased to announce that it has entered into an agreement (the “Agreement”) with Nevada Gold Mines LLC (“NGM”), a joint venture between Barrick Gold Corporation (61.5%) and Newmont Corporation (38.5%), to acquire the following royalties on properties located in Nevada for total share consideration of US$27,500,000, which will be satisfied through the issuance of 9,393,681 common shares of the Company to NGM on closing:

●	a 10% Net Profits Interest royalty (“NPI”) on the high-grade, producing Granite Creek Mine (“Granite Creek”) operated by i-80 Gold Corp. (“i-80”), payable after 120,000 oz of gold or equivalent is cumulatively produced from the project;

●	a 2.00% Net Smelter Return royalty (“NSR”) on the Bald Mountain Mine (“Bald Mountain”) operated by Kinross Gold Corporation (“Kinross”), payable after 10 million ounces of gold have been produced from the properties; and

●	a 1.25% NSR on the Bald Mountain Joint Venture Zone (“JV Zone”) also operated by Kinross.

David Garofalo, Chairman and CEO of Gold Royalty, commented, “We are excited to further expand our strong royalty position in Nevada, one of the best mining jurisdictions in the world, by acquiring a portfolio of high-quality royalties from NGM. Granite Creek commenced underground mining earlier this year and we are encouraged by the high-grade potential of the project to deliver significant returns in the future. The Bald Mountain royalties provide Gold Royalty exposure to exploration upside on one of the largest private mining land packages in the U.S. Additionally, this transaction further validates our business model and growth strategy as we welcome NGM as a significant Gold Royalty shareholder.”

Royalty Summary

Granite Creek

The Granite Creek Mine is located in Nevada at the intersection of the Getchell and Battle Mountain Trends proximal to Nevada Gold Mines’ Twin Creeks and Turquoise Ridge mining operations. The mine hosts both high grade open pit and underground mineral resources that remain open for expansion. The underground mine is permitted with development and test mining underway as part of the planned ramp-up of production activities. Permitting work for construction of an open pit mine (heap leach) is ongoing.

In its press release dated June 1, 2022, i-80 disclosed that it is executing an extensive ~30,000 meter exploration and delineation drilling program targeting both the open pit and underground mineralization and that it expects to complete an updated feasibility study for the project in 2022.

i-80 announced on February 23, 2022 that it had commenced underground mining operations in February 2022. In a press release dated July 5, 2022 it announced the first shipment of ore from the project and disclosed that it is currently ramping up production, targeting 450 tons per day by the end of 2022 and 1,000 tons per day by the second half of 2023.

For further information on Granite Creek, please refer to the technical report titled “Preliminary Economic Assessment NI 43-101 Technical Report, Granite Creek Mine Project, Humboldt County, Nevada, USA” with an effective date of May 4, 2021 prepared for i-80, a copy of which is available under i-80’s profile at www.sedar.com.

The 10% NPI covers the entire project and becomes payable after the first 120,000 ounces of gold are produced from the property. Approximately 7,000 ounces of gold have already been produced. The royalty is not subject to any step-downs or buybacks.

Bald Mountain

Bald Mountain is operated by Kinross as an open-pit mine with a large estimated mineral resource base located in Nevada along the southern extension of the prolific Carlin trend. In its annual information form for the year ended December 31, 2021, Kinross disclosed mineral reserves and mineral resources estimates (with an effective date of December 31, 2021) for Bald Mountain of:

●	proven and probable reserves of 798 koz (40,980 kt at 0.6 g/t Au);

●	measured and indicated mineral resources (exclusive of mineral reserves) of 3,592 koz (200,525 kt at 0.6 g/t Au); and

●	inferred mineral resources of 669 koz (45,716 kt at 0.5 g/t Au).

Kinross has disclosed that, in 2021, the mine produced 204,890 gold equivalent ounces. Kinross highlights that their pipeline of high-quality targets at Bald Mountain are being explored for further opportunities to add resource conversions and exploration success.

For further information on Bald Mountain, including the above estimates, please refer to Kinross’ Annual Information Form for the year ended December 31, 2021, a copy of which is available under its profile at www.sedar.com.

The 2.00% NSR is payable after the first 10.0 million ounces of gold are produced from the property, with approximately 1.4 million gold equivalent ounces having been produced to date. This provides Gold Royalty exposure to the longer-term and exploration upside of the mine. The royalty covers the entire Bald Mountain Mine property and is not subject to any step-downs or buybacks.

Bald Mountain Joint Venture Zone

The JV Zone was acquired by Kinross from Barrick in October 2018, consolidating the Bald Mountain land package, and creating the largest private mining land package in the U.S. The JV Zone covers the area between the southern and northern mining areas at Bald Mountain, providing longer-term exploration potential for Kinross to extend the mine life.

Further information on the JV Zone can be found on the Kinross website, www.kinross.com.

Gold Royalty’s 1.25% NSR covers the entire JV Zone. The royalty is not subject to any production hurdles, step-downs, or buybacks.

The Transaction

The transaction is being completed pursuant to a royalty purchase agreement between Gold Royalty and NGM. Closing of the transaction is subject to certain customary conditions and is currently expected to occur on or about the end of the current quarter.

About Gold Royalty Corp.

Gold Royalty is a gold-focused royalty company offering creative financing solutions to the metals and mining industry. Its mission is to acquire royalties, streams and similar interests at varying stages of the mine life cycle to build a balanced portfolio offering near, medium and longer-term attractive returns for its investors. Gold Royalty’s diversified portfolio currently consists primarily of royalties on gold properties located in the Americas.

Gold Royalty Corp.

Telephone: (833) 396-3066

Email: info@goldroyalty.com

Qualified Person

Alastair Still, P.Geo., Director of Technical Services of the Company, is a “qualified person” as such term is defined under National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) of Canadian Securities Administrators and has reviewed and approved the technical information disclosed in this news release.

Advisors

National Bank Financial acted as financial advisor to Gold Royalty in connection with the Agreement.

Notice to Investors

Disclosure relating to properties in which Gold Royalty holds royalty or other interests is based on information publicly disclosed by the owners or operators of such properties. The Company generally has limited or no access to the properties underlying its interests and is largely dependent on the disclosure of the operators of its interests and other publicly available information. The Company generally has limited or no ability to verify such information. Although the Company does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate. In addition, certain information publicly reported by operators may relate to a larger property than the area covered by the Company’s interest. The Company’s royalty interests do not apply to the entirety of each project in some cases. Please see the Company’s most recent Annual Report on Form 20-F for further information. It cannot be assumed that all or any part of a measured, indicated or inferred resource will ever be upgraded to a higher category. “Inferred mineral resources” have a greater amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility.

Unless otherwise indicated, the technical and scientific disclosure contained or referenced in this news release, including any references to mineral resources or mineral reserves, was prepared by the project operators in accordance with NI 43-101, which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the “SEC”) applicable to domestic issuers. Accordingly, the scientific and technical information contained or referenced in this news release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

Cautionary Statement on Forward-Looking Information:

Certain of the information contained in this news release constitutes ‘forward-looking information’ and ‘forward-looking statements’ within the meaning of applicable Canadian and U.S. securities laws (“forward-looking statements”), including but not limited to statements regarding: the expected closing of the transaction with NGM and the issuance by the Company of common shares to NGM upon closing, future plans, estimates and expectations disclosed by the operators of the projects underlying the Company’s interests, including the proposed production targets, advancement and expansion of such projects disclosed by the operators, the results of exploration, development and production activities of such operators and expectations regarding the completion of the transaction disclosed herein. Such statements can be generally identified by the use of terms such as “may”, “will”, “expect”, “intend”, “believe”, “plans”, “anticipate” or similar terms. Forward-looking statements are based upon certain assumptions and other important factors, including assumptions of management regarding the accuracy of the disclosure of the operators of the projects underlying the Company’s projects, their ability to achieve disclosed plans and targets, macroeconomic conditions, commodity prices and the ability of the parties to satisfy the conditions to the completion of the transaction disclosed herein. Forward-looking statements are subject to a number of risks, uncertainties and other factors which may cause the actual results to be materially different from those expressed or implied by such forward-looking statements including, among others, any inability to any inability of the operators of the properties underlying the Company’s royalty interests to execute proposed plans for such properties or to achieved planned development and production estimates and goals, risks related to the operators of the projects in which the Company holds interests, including the successful continuation of operations at such projects by those operators, risks related to exploration, development, permitting, infrastructure, operating or technical difficulties on any such projects, the influence of macroeconomic developments as well as the impact of, and response of relevant governments to, COVID-19 and the effectiveness of such responses, the ability of the parties to satisfy the conditions to the transaction and other factors set forth in the Company’s Annual Report on Form 20-F for the year ended September 30, 2021 and its other publicly filed documents under its profiles at www.sedar.com and www.sec.gov. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.